Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year-Ended December, 31					Six Months Ended
(unaudited)	2010	2009	2008	2007	2006	June 30, 2011
Earnings:
Income from continuing operations before income taxes	(68,356)	(342,300)	123,372	140,499	153,572	(3,238)
Fixed charges	50,725	37,403	33,525	33,216	22,099	25,807

Earnings	(17,631)	(304,897)	156,897	173,715	175,671	22,569

Fixed charges:
Rental expense	4,254	4,454	6,759	5,800	4,633	2,623
Interest expense	46,471	32,949	26,766	27,416	17,466	23,184

Fixed charges	50,725	37,403	33,525	33,216	22,099	25,807

Ratio of earnings to fixed charges	(a)	(a)	4.7	5.2	7.9	0.9

(a)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2010 and December 31, 2009 by $33 million and $267 million, respectively.